FOR IMMEDIATE RELEASE

MADECO ANNOUNCES TERMINATION OF REPORTING OBLIGATIONS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION

(Santiago, Chile, May 27, 2010). Madeco S.A. (“Madeco” or “the Company”) has voluntarily filed a Form 15F with the U.S. Securities and Exchange Commission (“SEC”) to terminate the registration of its Common Shares and American Depositary Receipts under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of this filing, Madeco’s obligations to file certain reports with the SEC, including an annual report on Form 20-F, will immediately be suspended. Madeco expects that the termination of its reporting obligations will become effective 90 days after its filing with the SEC.

Madeco will continue to be a reporting issuer in Chile and maintain a listing for its Common Shares on the Bolsa de Comercio de Santiago, the Bolsa de Valores de Valparaiso and the Bolsa Electronica de Chile, which constitute the primary markets for its securities.

Madeco will publish the information required by Rule 12g3-2(b) under the Exchange Act on its web site at www.madeco.cl.

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For further information contact:

Jose Luis Valdes
Head of Investor Relations
Tel. : (56 2) 520-1388
Fax : (56 2) 520-1158
E-mail : ir@madeco.cl
Web Site : www.madeco.cl

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Madeco, previously Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open stock corporation according to Chilean law. Currently it has operations in Chile, Peru and Argentina. Madeco is a leader in South America in finished and semi-finished copper, aluminum and alloy products. The Company is also a leader in flexible packaging for mass consumer products, such as foods, snacks and cosmetics. The Company was formerly traded on the New York Stock Exchange under the ticker symbol MAD and in the over-the-counter market under the ticker symbol MADKY.

Readers are warned not to place too much reliance on the future declarations contained in the above text, which are based on the position today. The Company is under no obligation to announce publicly the results of revisions to those declarations about the future which might be made to reflect events or circumstances after today including, but without limitation, changes in the Company’s strategy or in its capital expenses, or to reflect the occurrence of unforeseen events.